CONFIDENTIAL TREATMENT REQUESTED BY SM ENERGY COMPANY.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

September 24, 2019

Division of Corporation Finance
Office of Natural Resources
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             SM Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 21, 2019
File No. 001-31539

Dear Ladies and Gentlemen:

Set forth below are the responses of SM Energy Company, a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Natural Resources (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2019, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-31539) filed with the Commission on February 21, 2019 (the “2018 Form 10-K”).

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment from disclosure under the Freedom of Information Act or otherwise for portions of its responses to the Staff’s comments 1 and 2.  These responses are being provided to the Commission in their entirety in hard copy under separate cover along with the request for confidential treatment. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request for confidentiality.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

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Form 10-K for the Fiscal Year Ended December 31, 2018

Reserves

Proved Undeveloped Reserves, page 9

1.              You state in your Form 10-K that you reduced capital investment in the Eagle Ford during 2018 and that the majority of capital will be spent elsewhere in 2019 (i.e., approximately 80% of your 2019 capital will be allocated to the Midland Basin). Separately, comments attributed to your CEO as part of the earnings call regarding your results for the period ended June 30, 2019 suggest that capital activity will be shifted away from your operations in the Eagle Ford if commodity prices do not improve. Provide us with supplemental information showing the progress made in developing your proved undeveloped reserves (“PUDs”) in the Eagle Ford, both during the fiscal year ended December 31, 2018 and the interim period ended June 30, 2019, along with a discussion of any delays in development that occurred during these periods. In addition, explain how decisions to reduce capital investment affected your reported quantities of PUDs in the Eagle Ford. Refer to Item 1203(c) of Regulation S-K and Rule 4-10(a)(22) of Regulation S-X.

Response:

Related to our Eagle Ford assets: (1) during the fiscal year ended December 31, 2018, we developed [***] million barrels of oil equivalent (“MMBOE”) of a total of 132.9 MMBOE of estimated PUDs as of December 31, 2017, resulting in a conversion rate of [***]%, and (2) during the six-month period ended June 30, 2019, we developed [***] MMBOE of a total of 131.0 MMBOE of estimated PUDs as of December 31, 2018, resulting in a partial year conversion rate of [***]%.  For the nine-month period ending September 30, 2019, we expect to have developed [***] MMBOE of a total of 131.0 MMBOE of estimated PUDs as of December 31, 2018 related to our Eagle Ford assets, resulting in a year-to-date conversion rate of [***]% through September 30, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY SM ENERGY COMPANY

During the fiscal year ended December 31, 2018, and during the period from January 1, 2019 through the date of this letter, we have not experienced any material delays in development of our Eagle Ford PUDs.  As of the date of this letter, we have not materially changed our plans for the development of Eagle Ford PUDs recorded as of December 31, 2018.  The forward-looking statement regarding shifting capital activity away from our operations in the Eagle Ford signaled a potential change in future development plans in a lower commodity price environment than that which existed as of December 31, 2018, and as of the filing date of our 2018 Form 10-K.  As of the date of this letter, there has been no change to our previously made final investment decision regarding allocated capital to the Eagle Ford.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Company

2018 Financial and Operational Highlights

Operational Activities, page 45

2.              We note that you had 23 and 20 net wells drilled but not completed as of December 31, 2018 and June 30, 2019, respectively, in your South Texas & Gulf Coast region.  In light of the statement in your Form 8-K dated July 18, 2019 that you plan “to wrap-up 2019 planned net completions” in South Texas in the quarter ended September 30, 2019, tell us the expected number of net wells drilled but not completed as of September 30, 2019 and quantify the associated PUDs.  As part of your response, address your plans for any wells drilled but not completed as of December 31, 2018 remaining at September 30, 2019.

Response:

As of December 31, 2018, we had 23 net drilled but not completed wells in our South Texas and Gulf Coast Region (the “YE’18 DUCs”), [***] of which had associated estimated proved undeveloped reserves of [***] MMBOE, and [***] of which had no associated proved undeveloped reserves.  During the nine-month period ending September 30, 2019, the [***] YE’18 DUCs with proved undeveloped reserves are expected to remain uncompleted; however, we expect to complete these wells within five years of their initial PUD booking.  Of the [***] YE’18 DUCs with no associated proved undeveloped reserves, [***] were completed during the nine-month period ending September 30, 2019.

As of September 30, 2019, we expect to have a total of [***] drilled but not completed net wells in our South Texas & Gulf Coast region, inclusive of [***] YE’18 DUCs that

CONFIDENTIAL TREATMENT REQUESTED BY SM ENERGY COMPANY

existed as of December 31, 2018 and have not been completed.  Of the expected [***] drilled but not completed net wells as of September 30, 2019, [***] net wells are projected to have estimated proved undeveloped reserves of [***] MMBOE as of September 30, 2019. We expect that each of these [***] net wells will be completed within five years of their initial PUD booking.  The remaining [***] drilled but not completed net wells that do not have associated proved undeveloped reserves will be considered in future development plans as we continue to evaluate and execute our South Texas & Gulf Coast capital program.

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Please contact A. Wade Pursell, Executive Vice President and Chief Financial Officer, who can be reached at  (303) 864-2555 or David W. Copeland, Executive Vice President and General Counsel, who can be reached at (303) 863-4325, if you should have any questions regarding the responses contained herein.

Very truly yours,

SM Energy Company

By:	/s/ A. Wade Pursell

Name:	A. Wade Pursell
Its:	Chief Financial Officer
At:	1775 Sherman St. Suite 1200
Denver, CO 80203
Fax:	303-839-3304

cc:  Jeannette Wong, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

David W. Copeland, SM Energy Company

Lucy Stark, Holland & Hart LLP

CONFIDENTIAL TREATMENT REQUESTED BY SM ENERGY COMPANY